SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

International Coal Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

45928H106

(CUSIP Number)

WL Ross Group, L.P. 1166 Avenue of the Americas New York, New York 10036 Attention: Michael J. Gibbons Telephone Number: (212) 826-1100 Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert A. Profusek Jones Day 222 East 41st Street New York, New York 10017 Telephone: (212) 326-3939
December 13, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Fund L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,859,927 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,859,927 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,927 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund L.P. (“WLR Fund I”). Wilbur L. Ross, Jr. (“Mr. Ross”) is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. Accordingly, WLR Recovery Associates LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund I.

Page 3 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Fund II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,634,294 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,634,294 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,294 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund II, L.P. (“WLR Fund II”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Accordingly, WLR Recovery Associates II LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund II.

Page 4 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,774,502 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,774,502 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,502 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.87%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund III, L.P. (“WLR Fund III”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund III.

Page 5 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,859,927 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,859,927 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,927 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund I. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. Accordingly, WLR Recovery Associates LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund I.

Page 6 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Associates II LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,634,294 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,634,294 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,294 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund II. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Accordingly, WLR Recovery Associates II LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund II.

Page 7 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,774,502 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,774,502 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,502 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.87%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund III.

Page 8 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,268,723 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,268,723 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,268,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON IA

(1)	2,859,927 of the shares are held directly by WLR Fund I, 7,634,294 of the shares are held directly by WLR Fund II and 1,774,502 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds.

Page 9 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,268,723 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,268,723 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,268,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON IA

(1)	2,859,927 of the shares are held directly by WLR Fund I, 7,634,294 of the shares are held directly by WLR Fund II and 1,774,502 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds.

Page 10 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 12,268,723 (1)
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 12,268,723 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,268,823 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON IN

(1)	2,859,927 of the shares are held directly by WLR Fund I, 7,634,294 of the shares are held directly by WLR Fund II and 1,774,502 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds. Mr. Ross directly acquired 100 shares in the open market at $12.95 per share on November 21, 2005 in the first transaction in shares on The New York Stock Exchange.

Page 11 of 14 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D initially filed on November 23, 2005 and amended June 15, 2006, May 4, 2009 and March 11, 2010 (as so amended the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of International Coal Group, Inc., a Delaware corporation (the “Company”), acquired by Wilbur L Ross, Jr. (“Mr. Ross”) and the entities affiliated with him listed in Item 2 of this Statement in connection with the Company’s reorganization in 2005 and previously announced transactions completed in 2006.

This Schedule 13D/A amends and supplements the Statement as follows:

Item 4.	Purpose of Transaction

The following information hereby is added to the existing disclosure:

On December 17, 2010, the Reporting Persons disposed of 12,268,700 shares of Common Stock, pursuant to an Underwriting Agreement, dated December 14, 2010 (the “Underwriting Agreement”), with a third party (the “Underwriter”), resulting in the decrease of shares of Common Stock beneficially owned by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

As of the date of this Statement, the Reporting Persons beneficially owned a total of 12,268,723 shares of Common Stock, which represent approximately 6.0% of the Company’s outstanding Common Stock as of September 30, 2010. The shares were acquired on the dates set forth in Item 3 of this Statement (which is incorporated into this Item 5 by this reference). The number of shares of Common Stock as to which each Reporting Person has or shares voting or dispositive authority is set forth in Items 8 and 10 of each of the cover pages to this Statement (pages 2 through 10 hereof) relating to each such Reporting Persons (which are incorporated into this Item 5 by this reference).

On December 14, 2010, the Reporting Persons entered into the Underwriting Agreement with the Underwriter. The Underwriter agreed to purchase for resale 12,268,700 shares of Common Stock from the Reporting Persons for $7.26 per share. On December 17, 2010, the Underwriter purchased 12,268,700 shares of Common Stock from the Reporting Persons pursuant to the Company’s effective Registration Statement on Form S-3 (Registration No. 333-171136), as supplemented by a preliminary prospectus supplement, dated as of December 13, 2010, and to be supplemented by a final prospectus supplement.

The foregoing summary of the Underwriting Agreement is incomplete and is qualified in its entirety by the Underwriting Agreement, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

On December 17, 2010, pursuant to the Underwriting Agreement, the Reporting Persons sold 12,268,700 shares of Common Stock. The Underwriting Agreement is attached as Exhibit 8 hereto and incorporated herein by reference.

In connection with the resale of shares of the Company’s Common Stock described in Item 5, the Reporting Persons entered into lock-up agreements (the “Lock-Up Agreements”) with the Underwriter. Pursuant to the Lock-Up Agreements, subject to certain exceptions as described in the Lock-Up Agreements, filed as Exhibits 6 and 7 under Item 7 to this Statement and incorporated into this Item 6 by reference, the Reporting Persons may not sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Common Stock or any debt securities of the Company, for a period of 90 days after the date of the final prospectus supplements relating to the public offerings (which may be extended under limited circumstances).

Page 12 of 14 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows:

Exhibit 1	Agreement as to Joint Filing of Schedule 13D.*

Exhibit 2	Disclaimer of Beneficial Ownership.*

Exhibit 3	Power of Attorney.*

Exhibit 4	Registration Rights Agreement by and among International Coal Group, Inc., WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., and Stark Trading, Shepherd International Coal Holdings Inc., which is incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-124393) of the Registrant filed with the Securities and Exchange Commission on June 15, 2005.

Exhibit 5	Form of Registration Rights Agreement between International Coal Group, Inc. and certain former Anker stockholders and CoalQuest members, which is incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-124393) of the Registrant filed with the Securities and Exchange Commission on June 30, 2005.

Exhibit 6	Form of Lock-Up Agreement of Wilbur L. Ross, Jr.

Exhibit 7	Form of Lock-Up Agreement of WL Ross Group, L.P., on behalf of itself and related shareholder entities.

Exhibit 8	Underwriting Agreement, dated December 14, 2010, among International Coal Group, Inc., WLR Recovery Fund L.P., WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P., Wentworth Insurance Company Ltd., United States Fire Insurance Company, The North River Insurance Company, Odyssey America Reinsurance Corporation, Clearwater Insurance Company, TIG Insurance Company, nSpire Re Limited and Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K of the Registrant filed with the Securities and Exchange Commission on December 16, 2010.

*	Previously filed with Amendment No. 2 to Schedule 13D filed on May 4, 2009.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010

WLR RECOVERY FUND L.P.
By:	WLR Recovery Associates LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES II LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

Page 14 of 14 Pages

WLR RECOVERY ASSOCIATES III LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.